September 23, 2024

Thomas E. Wirth
Executive Vice President and Chief Financial Officer
Brandywine Realty Trust
2929 Arch Street, Suite 1800
Philadelphia, PA 19104

       Re: Brandywine Realty Trust
           Brandywine Operating Partnership, L.P.
           Form 10-K for the year ended December 31, 2023
           Form 10-Q for the quarterly period ended June 30, 2024
           Response dated August 13, 2024
           File Nos. 001-09106 and 000-24407
Dear Thomas E. Wirth:

       We have reviewed your August 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 30, 2024 letter.

Form 10-Q for the quarterly period ended June 30, 2024
Notes to Unaudited Consolidated Financial Statements
4. Investment in Unconsolidated Real Estate Ventures , page 18

1. We note your disclosure regarding the recapitalization of the MAP Venture. Please provide us with a detailed analysis of the transactions that occurred, how those transactions were accounted for, the current ownership of the venture, and how you are now accounting for this venture.
       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.
 September 23, 2024
Page 2



                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction